

**OFFERING MEMORANDUM**

facilitated by



# Emerald Yoga Studios, Inc.

## Form C
## Offering Memorandum

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) BASIC INFORMATION ABOUT THE COMPANY

| | |
|---|---|
| Name of Company | Emerald Yoga Studios INC. |
| State of Organization | Massachusetts |
| Date of Formation | March 27th, 2019 |
| Entity Type | C Corporation |
| Street Address | 15 Columbia Rd, Suite 10 |
| Website Address | https://www.emeraldyoga.com/ |

### (B) DIRECTORS AND OFFICERS OF THE COMPANY

| Key Person | Landen Stacy | |
|---|---|---|
| Positions with the Company<br> Title Duration | Owner<br>Since Formation | |
| Business experience (last three years) | Managerial and Supervisor Duties | |
| Principal occupation (last three years) | Supervisor of Design Team | |
| Has this person been employed by anyone else in the last three years? | Yes | |
| Other employer information (if any) | Floor And Decor | An American specialty retailer of hard surface flooring and related accessories |

### (C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

| |
|---|
| **Landen Stacy** |

**(D)    THE COMPANY'S BUSINESS AND BUSINESS PLAN**

THE OPPORTUNITY

The Columbia Road Pembroke Crossing Plaza is quickly growing into a hotspot for foot traffic. Located directly next to a restaurant and a spine specialized gym, Emerald Yoga Studio has the opportunity to GROW with the community. Pembroke's 2017 neighborhood study demonstrated that the population grew from 2010-2017 at a 2% increase.

More and more people are turning to yoga to help with health ailments and relaxation, and for the amazing sense of community it provides.

The number of Americans practicing yoga and meditation has surged in the last six years. A new government survey shows that the number of Americans practicing the "mindfulness" techniques has surged as well.

In 2017, more than 14 percent of U.S. adults said they'd practiced yoga in the past year -- up from 9.5 percent in 2012. Meanwhile, the number of meditation practitioners more than tripled -- from 4 percent to 14 percent.

Emerald Yoga Studio is a welcoming and successful business. We're looking to offer more classes to be able to fit into even more member's schedules. We would also like to increase our advertising to be able to serve even more of the community.

WHY EMERALD YOGA STUDIO?

Emerald Yoga Studio has been operating in the Pembroke Crossing Plaza for 9 years, serving the multi-town community in suburban Massachusetts.

Emerald has more than 30 unlimited monthly members with additional members on auto-renew 6 class passes.

Our students are more than just customers; they are our family. The sense of community that Emerald provides is unlike any other studio.

We serve children as young as 3-14 during kid's yoga, all the way up to our oldest members in their 80's.

Here are a few things our members have to say :

*"I've tried yoga before and to be honest it didn't impress me. Once I came to Emerald Yoga and practiced … I was so hooked. The atmosphere is friendly and caring and the yoga practice is about so much more than just your physical body. I feel like a completely different person; I'm able to handle stress so much better, I've lost weight, I'm stronger, more energetic and more grateful in my everyday life."*

*"I was a regular yogini in my 20s but found little time for my practice after having children in my 30s. I started experiencing severe back pain and couldn't figure out what was causing it. I decided to go back to what I know and see if yoga would help. After the first few classes [at Emerald], my back pain subsided immediately and now, after 30 days, is completely gone. It's amazing how much thoughtful movement can heal the body's aches and pains."*

*"Emerald Yoga has changed my life. Each instructor is passionate and truly dedicated to helping guide you through your own personal yoga journey. I have learned how personal yoga is to each individual; it is calming and restorative; it nourishes your mind and spirit as well as your body. Emerald Yoga is a wonderful place to find serenity, meet new people, and just have fun. It is evident that the instructors are authentic and teach from the heart. I look forward to the weekly sessions and feel a deeper sense of calm when I am done. I cannot imagine my life without yoga."*

BUSINESS MODEL

Membership Sales - Classes are currently offered 2-4 times a day for our members. We have a large variety of options and offerings including a Free Meditation Night for those unable to access otherwise. We have several weekly classes that are specifically for beginners to our studio and yoga itself. Currently we have 9 incredible teachers on our staff. Our regular weekly classes account for more than 90% of our sales, and this is where we're looking to expand.

Retail Sales - Yoga mats, branded tops and leggings, and other holistic products will be sold inside our studio to bolster cash flow in the off-season.

Events - We currently offer between 2-5 specialty events each month ranging from Mediumship Development to Restorative Yoga. These events are higher ticket items that help to engage our customers with a little extra knowledge and usually some goodie bags.

Corporate/Commercial Options - Emerald has signed contracts with local apartment complexes, assisted living facilities, and schools to offer daily/weekly yoga for individual communities as a private experience. One of our highly trained staff arrives to the residence to create a specialized class for the community of students.

EMERALD YOGA STUDIO VALUES

Community - Emerald Yoga Studio has already spent several years as a part of the South Shore community. By setting up right in convenient Pembroke Crossing Plaza, our studio has become a staple to those who have started their yoga journey. *Our loyal student base can only go up from here!*

Quality - We at Emerald pride ourselves on the quality of yoga that our students receive in and out of our studio. All of our teachers are highly trained and qualified to assist students into whatever level of modified pose that works for their ability.

Accessibility - Emerald Yoga Studio strives to make yoga accessible for all body shapes and sizes from young to old. We offer the most beginner classes out of any studio on the South Shore. We loves to help newbies become seasoned vets of yoga while watching them grow in their practice and lives.

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### (E)    NUMBER OF EMPLOYEES

The Company currently has 1 employees.

### (F)    RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration.  The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

**Please refer to Appendix A for additional risks to consider when investing in this offering.**

### (G)    TARGET OFFERING AMOUNT AND OFFERING DEADLINE

| | |
|---|---|
| Target Offering Amount | $20,000 |
| Offering Deadline | October 30th, 2019 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

### (H)    COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

| | |
|---|---|
| Will the company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $50,000 |
| If Yes, how will the company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

### (I)    HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Marketing | $18,800 | $35,000 |
| Working Capital | $0 | $12,000 |
| Compensation to MainVest | $1,200 | $3,000 |

| TOTAL | $20,000 | $50,000 |
|-------|---------|---------|

## (J) THE INVESTMENT PROCESS

**To Invest**
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

**To Cancel Your Investment**
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

**Other Information on the Investment Process**
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

**Explanation**
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) TERMS OF THE SECURITIES

**Overview**

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

**Summary of Terms**

| | |
|---|---|
| Revenue Percentage* | 5 - 12.5%** |
| Payment Deadline | 09 / 30 / 2024 |
| Maximum Payment Multiple | |
| - Early Investors | 1.7x*** |
| - All Other Investors | 1.6x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date. |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.87% |

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $20,000 | 5.0% |
| $27,500 | 6.9% |
| $35,000 | 8.8% |
| $45,000 | 11.3% |
| $50,000 | 12.5% |

*** To reward early participation, the investors who contribute the first $10,000 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000 has been raised in the offering will receive a 1.6x cap.

**MAINVEST**

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**Your Right to Payments under the Note**
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

**Obligation to Contribute Capital**
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

**No Right to Transfer**
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

**Security**
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

**Modification of Terms of Notes**
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

**Other Classes of Securities**
The Company has outstanding the following securities:

| Name of Security | Common Stock |
|---|---|
| Number of Shares Outstanding | 10 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | Voting based on pro-rata share of total membership interest percentage of the Company. |
| How These Securities Differ from the Promissory Notes Offered to Investors | Common Stock Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company. |

**Dilution of Rights**
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

**The People Who Control the Company**
Each of these people owns 20% or more of the total voting power of the Company:

| Name | Percentage of Voting Rights |
|------|------------------------------|
| Landen Stacy | 100% |

**How the Exercise of Voting Rights Could Affect You**

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

**How the Notes are Being Valued**

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

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### (N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

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### (O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

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### (P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

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### (Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in

the past three years.

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### (R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property

rentals, consulting arrangements, guaranties, etc.

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### (S)   THE COMPANY'S FINANCIAL CONDITION

The Company was incorporated in March 2019. As such, there are limited financial statements and information for the investor to review.

As of August 2019, the Company had total assets of $6,081 consisting of $2,061 in cash, as well as 2,200 in vehicles. The company had total liabilities of $1,524 including a $934 business credit card balance. The equity as of August 2019 is equal to $4,557.

The capital raised through MainVest will make up the entirety of the Company's fundraising, however the Company may require additional funds from alternate sources at a later date.  Please refer to Appendix B for information on the Company's balance sheet and Appendix A for risk disclosures pertaining to investing in this offering.

### (T)   THE COMPANY'S FINANCIAL STATEMENTS

**Please see Appendix B for historical financial statements.**

**Pro Forma Income Statement**
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast.  The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter.  Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| **Gross Sales** | $129,050 | $148,408 | $163,248 | $171,411 | $179,981 |
| *Revenue Growth Rate* | | 15% | 10% | 5% | 5% |
| | | | | | |
| Cost of goods sold | | $0 | $0 | $0 | $0 |
| **Gross profit** | **$129,050** | **$148,408** | **$163,248** | **$171,411** | **$179,981** |
| | | | | | |
| **OpEx** | | | | | |
| Rent | $1,500 | $1,538 | $1,576 | $1,615 | $1,656 |
| Equipment lease | | $0 | $0 | $0 | $0 |
| Utilities | | $0 | $0 | $0 | $0 |
| Insurance | | $0 | $0 | $0 | $0 |
| Advertising | | $0 | $0 | $0 | $0 |
| Legal & Professional | $2,500 | $2,563 | $2,627 | $2,692 | $2,760 |
| Office and Admin | | $0 | $0 | $0 | $0 |
| Repairs & Maintenance | $2,500 | $2,875 | $3,163 | $3,321 | $3,487 |
| Cleaning Supplies | $2,000 | $2,300 | $2,530 | $2,657 | $2,789 |
| HVAC | | $0 | $0 | $0 | $0 |
| Auto | | $0 | $0 | $0 | $0 |
| Auto Expense | | $0 | $0 | $0 | $0 |
| Payroll | $20,000 | $23,000 | $25,300 | $26,565 | $27,893 |
| Manager salary | $60,000 | $61,500 | $63,038 | $64,613 | $66,229 |
| **Total** | **$88,500** | **$93,775** | **$98,233** | **$101,463** | **$104,813** |
| **Operating Profit** | **$40,550** | **$54,633** | **$65,016** | **$69,948** | **$75,168** |

## (U) DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

**Explanation**

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

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### (X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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### (Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

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### ADDITIONAL INFORMATION INCLUDED IN THE FORM C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

MAINVEST